HYB HOLDING CORP.

52 Mulligan Lane

Irvington, NY 10533

914-693-3026

April 28, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Edward M. Kelly, Esq. Sherry Haywood, Esq. Charles Eastman Jean C. Yu

Re:	HYB Holding Corp. Amendment No. 2 to Registration Statement on Form 10-12G Filed April 28, 2020 File No. 0-51012

Ladies and Gentlemen,

HYB Holding Corp. (the “Company”) hereby furnishes the following correspondence in connection with the Company’s filing today of Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form 10. Set forth below in italics you will find copies of the Staff’s comments from its letter dated April 27, 2020, followed by information and page reference to the location within the Amendment where responsive disclosure can be found.

Amendment 1 to Registration Statement on Form 10 filed April 20, 2020

General

1.	We note your response to prior comment 4 and disclosure on page 5 that it is unlikely that you will conduct a public offering while you are a shell company. Please revise to disclose that you are a blank check company, and disclose the applicability of Rule 419 to any subsequent offerings as a blank check company. Refer to Interpretation 616.02 in the Securities Act Rules section of our Compliance and Disclosure Interpretations available on the Commission's website.

Response to Comment 1

As requested, we have modified the disclosure on page 5 to specify that Rule 419 will apply as long as HYB Holding Corp. remains a blank check company, and to disclose that Rule 419 also applies to a registered resale by investors in a blank check company, as explained in Interpretation 616.02.

Securities and Exchange Commission

April 28, 2020

2.	We note your response to prior comment 6. Please file the agreements underlying the loans from your president as exhibits to your registration statement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. To the extent these are oral agreements, please file a written description of the oral agreements as exhibits.

Response to Comment 2

As requested, a summary of the oral agreement between HYB Holding Corp. and its President has been filed as Exhibit 10-a.

Respectfully submitted

/s/ Robert Brantl

Robert Brantl

Chief Executive Officer